SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: ITT Educational Services, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

For Immediate Release

For more info: Richard Clayton 202.721.6038

LEADING PROXY ADVISORY FIRM RECOMMENDS AGAINST ITT TECH DIRECTORS

Recommendation Follows CtW Investment Group’s call to “Vote Against” re-election of directors Joanna T. Lau and Samuel L. Odle.

WASHINGTON, D.C., July 10, 2015–Leading independent proxy advisor Institutional Shareholder Services (ISS) is recommending that ITT Educational Services Inc. (NYSE: ESI) shareholders vote against the re-election of directors Joanna T. Lau and Samuel L. Odle, setting the stage for an investor revolt at the company’s annual meeting on July 27 in Arlington, Va. The recommendation comes as the CtW Investment Group is calling on investors to oppose the re-election of these directors.

ISS criticized Lau for “continued poor stewardship of the company's executive compensation program,” and Odle for “failure to sufficiently oversee the risks that have ultimately resulted in severe deterioration in shareholder value.”

In its report, ISS stated that “[t]he recent lack of audit oversight … [raises] substantial doubt about the board's ability to oversee risk.” While ISS acknowledged that the board has committed to installing an independent chairman, they argue that “those actions do not mitigate the serious nature of the events that have led to a declining stock performance.”

“ITT shareholders have suffered enough,” said Dieter Waizenegger, Executive Director of the CtW Investment Group. “The board in general and the Audit Committee in particular have acknowledged flawed accounting for loan guarantees and inadequate internal controls, and yet no executive has been held accountable. Instead, the CEO and CFO have been retained through the end of August at a minimum, given lucrative 18 month consulting contracts after that, as well as significant restricted stock and option grants.”

The board and Audit Committees’ failure to properly oversee accounting and reporting for two internal loan guarantee vehicles has resulted in an accounting fraud suit filed by the SEC in May. This enforcement action followed unrelated actions by other federal and state regulators and prosecutors alleging a wide range of improper lending practices.

Over the past year, these compliance failures have contributed to a more than 70% decline in ITT’s share price. Nevertheless, both executives named in the SEC suit – CEO Kevin M. Modany and CFO Daniel M. Fitzpatrick –received significant raises.

In its July 8 letter to investors (available from our website), the CtW Investment Group also criticized the company’s failure to declassify its board, which would give shareholders a vote on all directors every year, as well as its failure to adopt a clawback policy that would ensure shareholders recoup any excess compensation paid to executives as a result of improper financial reporting.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial ITT shareholders.

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[This release was in addition the link in the following tweet:] With ISS concerns, ITT Tech faces threat of investor revolt over pay and internal controls http://ctwinvestmentgroup.com/wp-content/uploads/2015/07/ITT-ISS-Recc-Press-Release-7-10-15.pdf … #corpgov #execpay